UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

CONTRATO DE INDENIDADE	INDEMNIFICATION AGREEMENT
Pelo presente instrumento particular e na melhor forma de direito:	By this private instrument and in the best form of the law:
Companhia/Controlada (“Companhia”);	Companhia/Controlada (“Company”);
Qualificação Completa Executivo ("Administrador" e, em conjunto com a Companhia, "Partes").	Qualificação Completa Executivo (the "Officer" and, when referred to together with the Company, the "Parties").
CONSIDERANDO QUE:	WHEREAS:
(I) a Companhia é uma companhia aberta de capital autorizado com ações negociadas no Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão;	(I) the Company is a publicly-traded company with shares traded on the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão;
(II) como forma de atrair e reter administradores qualificados, a Companhia precisa promover e manter um alinhamento entre suas práticas e aquelas adotadas por empresas de destaque no mesmo segmento;	(II) as a way to attract and retain qualified executives, the Company needs to promote and maintain an alignment between its practices and those adopted by prominent companies in the same industry;
(III) é prática corrente prover a administradores condições adequadas ao exercício de suas funções, inclusive no que tange a prover-lhes proteção adequada contra circunstâncias extraordinárias que possam causar-lhes danos e prejuízos por força do exercício de suas funções;	(III) it is common practice to provide officers and directors with adequate conditions for the performance of their duties, including with regard to providing them with adequate protection against extraordinary circumstances that may cause them damage and harm as a result of performing their duties;
Resolvem as Partes celebrar o presente Contrato de Indenidade ("Contrato"), que será regido pelas disposições abaixo.	The Parties resolve to enter into this Indemnification Agreement ("Agreement"), which shall be governed by the provisions below.
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Cláusula Primeira Obrigações do Administrador	Section One Obligations of the Officer
1.1. O Administrador compromete-se a:	1.1. The Officer undertakes to:
(i) empregar, no exercício de suas funções, o cuidado e a diligência esperados de um administrador de uma companhia aberta devidamente capacitado para exercer suas funções, bem como que qualquer homem probo deveria empregar na administração de seus próprios negócios, devendo observar a legislação aplicável e as normas internas da Companhia ou de qualquer de suas Subsidiárias, tais como, estatuto ou contrato social, código de ética, políticas e regimentos, para lograr os fins e o interesse da Companhia e de suas Subsidiárias; e	(i) employ, in the exercise of his duties, the care and diligence expected of an officer of a publicly-traded company duly qualified to carry out his duties, as well as that which any honest man should employ in the management of his own business, and should comply with the applicable laws and regulations and with the internal rules of the Company or of any of its Subsidiaries, such as the bylaws or articles of association, code of ethics, policies, and standards, in order to achieve the purposes and interests of the Company and its Subsidiaries; and

(ii) cooperar com a Companhia de boa-fé com relação a todas as questões relacionadas a este Contrato, tomar todas as medidas razoáveis e assinar todos os documentos complementares de qualquer natureza que possam ser necessários para cumprir ou dar efeito a qualquer disposição deste Contrato. Sem limitar o exposto, o Administrador deverá, tão logo quanto possível, fornecer quaisquer informações e documentos que possam ser solicitados pela Companhia para o cumprimento de suas obrigações nos termos deste Contrato, ou de outra forma relacionados com o

(i) cooperate with the Company in good faith with respect to all matters related to this Agreement, take all reasonable measures, and sign all additional documents of any nature that may be necessary to fulfill or give effect to any provision of this Agreement. Without limiting the foregoing, the Officer shall, as soon as possible, provide any information and documents that may be requested by the Company to fulfill its obligations under this Agreement, or otherwise related to the scope of this Agreement, Processes, and

Expenses.

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escopo deste Contrato, com os Processos e Despesas.
Cláusula Segunda Compromisso de Indenidade	Section Two Indemnification Commitment

2.1. Indenização. A Companhia concorda em indenizar e manter indene ou fazer com que suas Subsidiárias indenizem ou mantenham indenes o Administrador de eventuais perdas e danos (tais como, mas não se limitando a, todas as despesas, custas administrativas ou judiciais, honorários advocatícios, periciais, de assistente técnico ou qualquer outro especialista, encargos, multas, penalidade, qualquer tipo de constrição ou indisponibilidade de bens, direitos, ou valores e condenações) incorridos ou a serem incorridos pelo Administrador, ou em seu benefício ("Despesas"), se o Administrador for, ou estiver ameaçado de ser, parte de quaisquer reclamações, investigações, inquéritos e/ou processos administrativos, judiciais e/ou arbitrais, inclusive no âmbito de autorregulação, iniciados no Brasil ou em qualquer outra jurisdição ("Processos"), em razão do exercício regular de seu cargo ou função na Companhia ou em qualquer de suas Subsidiárias, desde que, no que se refere às Subsidiárias, qualquer desses Processos esteja relacionado a fatos ou ações que tenham ocorrido quando tal Subsidiária era direta ou indiretamente controlada pela Companhia. Para se evitar dúvidas, a Companhia não indenizará o Administrador com relação a quaisquer Processos iniciados ou originados voluntariamente pelo Administrador e não a título de defesa, exceto (i) com relação a Processo para

2.1. Indemnification. The Company agrees to indemnify and hold harmless or cause its Subsidiaries to indemnify or hold harmless the Officer from any losses and damages (such as, but not limited to, all expenses, administrative or judicial costs, fees of attorneys, experts, retained technical witnesses, or any other specialists, charges, fines, penalties, any kind of freeze or blocking of assets, rights, or funds and judgments) incurred or to be incurred by or for the benefit of the Officer (the "Expenses"), if the Officer is, or is threatened to be, a party to any claims, investigations, inquiries, and/or administrative, judicial, and/or arbitral proceedings, including self-regulation, filed in Brazil or in any other jurisdiction (the "Proceedings"), by reason of the regular exercise of his office or function at the Company or any of its Subsidiaries, provided that, as to the Subsidiaries, any such Proceedings are related to facts or actions which have occurred when any such Subsidiary was directly or indirectly controlled by the Company. For the avoidance of doubt, the Company shall not indemnify the Officer with respect to any Proceedings initiated or brought voluntarily by the Officer and not by way of defense, except (i) with respect to a Proceeding to establish or enforce the indemnity commitment set forth under this Agreement or (ii) in specific cases, if the

Board of Directors of the Company has

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estabelecer ou fazer cumprir o compromisso de indenidade previsto neste Acordo ou (ii) em casos específicos, se o Conselho de Administração da Companhia tiver aprovado a instauração ou propositura de tal Processo.	approved the initiation or bringing of such Proceeding.
2.1.1. A Companhia também será responsável pelos ônus necessários à discussão de qualquer Processo (tais como, por exemplo, prestação de garantias, depósitos judiciais etc.).	2.1.1. The Company will also be responsible for the burdens necessary to litigate any Proceedings (such as, for example, guarantees, escrow deposits etc.).

2.1.2. O compromisso de indenidade ora pactuado contemplará os atos regulares de gestão praticados pelo Administrador

(i) desde a sua posse como administrador da Companhia ou de qualquer Subsidiária ou (ii) atos praticados pela administração anterior e que venham a ser objeto de um Processo envolvendo o Administrador, desde que com eles o Administrador não tenha sido conivente nos termos do artigo 158, §4º, da Lei nº 6.404, de 15 de dezembro de 1976, conforme alterada ("Lei das S.A.").

2.1.2. The indemnification commitment agreed upon herein shall contemplate regular acts of management performed by the Officer (i) since his taking of office as officer of the Company or of any Subsidiary or (ii) acts performed by the previous directors and officers and that may be subject to a Proceeding involving the Officer, provided that the Officer has not been in collusion pursuant to article 158, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended (the "Brazilian Corporations Law").

2.1.3. O compromisso de indenidade ora pactuado também contemplará os atos regulares de gestão praticados pelo Administrador em qualquer sociedade que seja ou tenha sido uma Subsidiária, quando o Administrador for, ou tiver sido, indicado ou eleito pela Companhia para o exercício do respectivo cargo ou função na Subsidiária, e desde que o Administrador não tenha sido indenizado por tal Subsidiária.

2.1.3. The indemnification commitment agreed upon herein shall also include regular management acts performed by the Officer in any company that is or has been a Subsidiary, when the Officer is, or has been, appointed or elected by the Company for the exercise of the respective office or function at the Subsidiary, and provided that the Officer has not been indemnified by such

Subsidiary.

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2.1.4. O compromisso de indenidade ora pactuado será devido ao Administrador na ausência de cobertura do Seguro D&O (reconhecido previamente por escrito pela seguradora) ou de forma complementar a eventual indenização concedida no contexto do Seguro D&O, quando as Despesas forem superiores a tal cobertura.	2.1.4. The indemnification commitment agreed upon herein shall be due to the Officer in the absence of coverage in the D&O Insurance (previously and written recognized by the insurance company) or as a complementary measure to the potential compensation granted in the context of the D&O Insurance, whenever the Expenses are higher to such coverage.
2.2. Despesas Não Indenizáveis. A Companhia não terá qualquer obrigação de indenizar o Administrador por lucros cessantes, perda de oportunidade comercial, interrupção de atividade profissional, danos morais ou danos indiretos eventualmente alegados pelo Administrador, sendo a indenização ou reembolso limitado às hipóteses previstas no presente Contrato.	2.2. Non-Indemnifiable Expenses. The Company shall have no obligation to indemnify the Officer for loss of profits, loss of business opportunity, interruption of professional activity, moral damages, or indirect damages potentially claimed by the Officer, and the indemnity or reimbursement is limited to the scenarios provided for in this Agreement.
2.3. Limite. Exceto no caso da Cláusula 4.5, o compromisso de indenidade ora pactuado terá como limite máximo global anual aquele que seja aprovado pelo Conselho de Administração ou assembleia geral da Companhia, caso necessário, o qual será aproveitado por todos os beneficiários com quem a Companhia tenha assinado um contrato de indenidade (“Valor Limite Global”).	2.3. Cap. Except in case of Clause 4.5, the indemnification commitment now agreed will have the maximum global annual limit approved by the Board of Directors or by the shareholders, if required, and which will be jointly used by all beneficiaries with whom the Company has executed indemnity agreements (“Maximum Global Cap”).
2.3.1. A indenização prevista neste Contrato não será devida ao Administrador quando a soma dos valores pagos pela Companhia para indenizar todos os beneficiários em um determinado ano atingir o Valor Limite Global.	2.3.1. The indemnification commitment agreed upon herein will not be due to the Officer when the sum of the amounts paid by the Company to indemnify all the beneficiaries in a determined year reaches the Maximum Global Cap.
2.3.2. O valor do Valor Limite Global não utilizado em um ano não será	2.3.2. The amount of the Maximum Global Cap not used in a year will not be
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cumulativo com o Valor Limite Global do período subsequente.	cumulative with the Maximum Global Cap of the subsequent period.
Cláusula Terceira Isenção de Responsabilidade	Section Three Release from Liability
3.1. Isenção de Responsabilidade. A Companhia estará desobrigada de cumprir suas obrigações de indenização previstas neste Contrato, se o Administrador comprovadamente adotar qualquer das seguintes ações:	3.1. Release from Liability. The Company shall be released from its indemnification obligations under this Agreement if the Officer demonstrably engages in any of the following actions:
(i) praticar atos fora do exercício das suas atribuições;	(i) to perform acts outside the exercise of his duties;
(ii) praticar atos com má-fé, dolo, culpa grave ou mediante fraude;	(ii) to perform acts in bad faith, with willful misconduct, gross negligence, or fraud;
(iii) praticar atos em desacordo com a legislação aplicável, o estatuto social e as políticas e códigos da Companhia e/ou de quaisquer de suas Subsidiárias ou coligadas;	(iii) to perform acts that are not in accordance with applicable law, the bylaws and the policies and codes of the Company and/or any of any of its Subsidiaries or affiliates;
(iv) agir em interesse próprio ou de terceiros, em detrimento do interesse social da Companhia ou de suas Subsidiárias;	(iii) to act in his own interest or that of third parties, to the detriment of the corporate interest of the Company or its Subsidiaries;

(v) indenizações decorrentes de ações de responsabilidade previstas no artigo 159 da Lei das

S.A. ou de ressarcimento dos prejuízos de que trata o artigo 11,

§5º, II, da Lei nº 6.385, de 7 de dezembro de 1976, conforme alterada;

(iv) indemnifications arising from claims for liability provided for in article 159 of the Brazilian Corporations Law or of compensation for damages provided for in article 11, paragraph 5, II, of Law No. 6,385, of December 7, 1976, as amended;
(vi) cometer atos de indisciplina,	(v) to perform acts of indiscipline,
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insubordinação, abandono do cargo, ato lesivo à honra ou a boa imagem/reputação da Companhia ou de suas Subsidiárias;	insubordination, abandonment of office, an act detrimental to the honor or the good image/reputation of the Company or its Subsidiaries; and
(vii) violar a confidencialidade das informações, dados, estratégias ou negócios da Companhia ou de suas Subsidiárias ou afiliadas; ou	(vi) to violate the confidentiality of information, data, strategies, or business of the Company or its Subsidiaries or affiliates; or
(viii) caso qualquer juízo, tribunal, órgão regulador e/ou órgão administrativo/governamental competente determine que o compromisso de indenização aqui previsto não é lícito.	(vii) in case any court, tribunal, regulator and/or administrative/governmental body having jurisdiction, determines that the indemnification commitment set forth herein is not lawful.
3.2. Para se evitar dúvidas, a Companhia não indenizará o Administrador se uma decisão final de um juízo ou tribunal com competência na matéria ou qualquer alteração após a data deste Contrato em qualquer lei, estatuto ou regra aplicável determinar que o pagamento de tal indenização pela Companhia é contrário à legislação aplicável.	3.2. For the avoidance of doubt, the Company shall not indemnify the Officer if a final decision by a court or tribunal having jurisdiction over the matter or any change after the date of this Agreement in any applicable law, statute or rule, determines that the payment of any such indemnification by the Company is against applicable law.
Cláusula Quarta Procedimento	Section Four Procedure

4.1. Comunicação do Administrador. Na hipótese de o Administrador vir a constar como sujeito passivo ou ser de alguma forma envolvido em algum Processo, deverá ele comunicar a Companhia tão logo quanto possível acerca do competente mandado de citação, notificação, intimação, ofício ou instrumento equivalente, incluindo em tal comunicação cópia de todos os

4.1. Notice from the Officer. In the event that the Officer appears as a defendant or is in any way involved in any Proceedings, he shall notify the Company as soon as possible regarding the competent summons, notice, subpoena, letter, or equivalent instrument, including in such report a copy of all documents and information available to him (the "Notice from the

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documentos e informações de que disponha ("Comunicação do Administrador").	Officer").
4.2. Providências da Companhia. Sem prejuízo do disposto na Cláusula Quinta, a Companhia deverá proceder com a maior brevidade possível uma vez recebida uma Comunicação do Administrador, de modo a não comprometer o cumprimento tempestivo dos prazos para a defesa do Administrador no Processo, bem como, conforme o caso, prestar cauções e garantias em favor do Administrador, a fim de evitar o bloqueio ou a constrição de bens do patrimônio do Administrador, seu cônjuge, companheiro ou familiar em decorrência de um Processo.	4.2. Measures by the Company. Without prejudice to the provisions of Section Five, the Company shall proceed as soon as possible after receiving a Notice from the Officer, so as not to compromise timely compliance with the deadlines for the defense of the Officer in the Proceedings, as well as, as the case may be, provide security and guarantees in favor of the Officer, in order to avoid the blocking or constriction of assets of the Officer, his spouse, partner/companion, or family member as a result of a Proceeding.

4.3. Contratação de Advogado. Ao receber uma Comunicação do Administrador, a Companhia, com o auxílio e a concordância do Administrador, deverá contratar um escritório de advocacia para o patrocínio do Administrador, no caso de não existir advogado previamente constituído no Processo em favor do Administrador, e, quando for o caso, instruir os respectivos advogados, no que for possível, com vistas à melhor defesa do Administrador. Caso já exista advogado constituído no Processo, a Companhia aceitará como razoável e necessária a contratação de advogados distintos para o Administrador, se isso for necessário devido a um potencial ou real conflito de interesses entre quaisquer administradores ou entre o Administrador e a Companhia.

Eventuais conflitos de interesse serão

4.3. Hiring of Counsel. Upon receiving a Notice from the Officer, the Company, with the assistance and agreement of the Officer, shall retain a law firm to represent the Officer, in the event that there is no attorney previously appointed in the Proceedings in favor of the Officer, and, when appropriate, instruct the respective attorneys, as far as possible, with a view to the best defense of the Officer. If there is already an attorney appointed in the Proceedings, the Company shall accept as reasonable and necessary the hiring of separate attorneys for the Officer, if this is necessary due to a potential or actual conflict of interest among any officers and directors or between the Officer and the Company. Any conflicts of interest shall be analyzed under the terms of Section Five, except in cases of urgency, in which event analysis of the

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analisados nos termos da Cláusula Quinta, ressalvados os casos de urgência, nos quais será admitido que a análise de conflito de interesse seja feita após a contratação do advogado, desde que tal contratação seja com escopo limitado, exclusivo para a adoção de medidas jurídicas urgentes recomendáveis.	conflict of interest shall be permitted to be conducted after the attorney has been retained, provided such engagement is limited in scope, exclusive for the adoption of advisable urgent legal measures.

4.3.1. As Partes concordam e reconhecem que, caso a Companhia, por qualquer razão, não contrate escritório de advocacia nos termos da Cláusula acima, e caso haja urgência para a adoção de medidas jurídicas no Processo ou mesmo para a preparação da defesa do Administrador, o Administrador poderá proceder à contratação de advogado de sua livre escolha, desde que tal contratação seja com escopo limitado, exclusivo para que as medidas jurídicas urgentes recomendáveis sejam adotadas. Nesta hipótese, a Companhia deverá reembolsar, ou fazer com que suas Subsidiárias reembolsem, o pagamento dos honorários advocatícios que o Administrador eventualmente tenha pago ao escritório de advocacia no prazo de 10 (dez) dias úteis após o recebimento pela Companhia de uma comunicação por escrito do Administrador solicitando tal reembolso, observado o procedimento previsto na Cláusula 5. Tal comunicação deverá evidenciar razoavelmente os honorários incorridos pelo Administrador e incluir um compromisso de devolução de tais valores à Companhia ou às suas Subsidiárias, conforme aplicável, atualizados monetariamente com base na variação positiva do IPCA-IBGE (ou

índice substituto) no período, se restar

4.3.1. The Parties agree and acknowledge that, if the Company, for any reason, does not retain a law firm under the terms of the Section above, and in the event that there is urgency in the adoption of legal measures in the Proceedings or even for the preparation of the defense of the Officer, the Officer may proceed with the hiring of an attorney of his free choice, provided that such engagement is limited in scope, exclusive for the adoption of the advisable urgent legal measures. In this event, the Company shall reimburse, or cause its Subsidiaries to reimburse, the payment of any attorneys' fees that the Officer may have paid to the law firm within ten (10) business days from receipt by the Company of a written notice from the Officer requesting such reimbursement, following the procedure established in Clause 5. Such notice shall reasonably evidence the fees incurred by the Officer and include a commitment to return such amounts to the Company or its Subsidiaries, as applicable, adjusted for inflation based on the positive variation in the IPCA- IBGE (or a substitute index) in the period, if it is proven that the Officer has no right to be indemnified under this Agreement. Any reimbursements by the

Company or its Subsidiaries and

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comprovado que o Administrador não possui direito a ser indenizado sob este Contrato. Quaisquer reembolsos pela Companhia ou por suas Subsidiárias e compromissos de devolução de valores pelo Administrador de acordo com esta cláusula deverão ser feitos sem qualquer exigência de garantias ou incidência de juros.	commitments to return amounts by the Officer in accordance with this section shall be made without any requirement of guarantees or interest.
4.4. Bloqueio. Em caso de qualquer tipo de constrição ou indisponibilidade de bens, direitos, ou valores de titularidade do Administrador (incluindo o patrimônio comum com cônjuge, companheiro ou qualquer familiar) que impeça que o Administrador arque com suas despesas cotidianas de subsistência, desde que decorrente de um Processo, a Companhia deverá, observado o procedimento previsto na Cláusula 5, no prazo de até 5 (cinco) dias úteis a contar da entrega dos documentos comprobatórios da constrição ou indisponibilidade, adiantar, ou fazer com que suas Subsidiárias adiantem, ao Administrador, ou a pessoa por ele indicada para tal fim, compensação mensal, correspondente a 100% (cem por cento) de sua remuneração mensal regular (“Adiantamento”), enquanto perdurarem os efeitos da constrição ou indisponibilidade, de modo a permitir que o Administrador arque com suas despesas cotidianas de subsistência.	4.4. Blocking. In the event of any type of freeze or blocking of assets, rights, or funds held by the Officer (including assets in common with a spouse, partner, or any family member) that prevents the Officer from meeting his daily living expenses, provided that such expenses are due to a Proceeding, the Company shall, following the procedure established in Clause 5, within 5 (five) business days of delivery of the documents evidencing the constriction or unavailability, advance, or cause its Subsidiaries to advance, to the Officer, or to the person appointed by him for such purpose, monthly compensation corresponding to 100% (one hundred percent) of his regular monthly remuneration (the "Advance"), so long as the effects of the freeze or blocking persist, so as to allow the Officer to meet his daily living expenses.

4.4.1. O Adiantamento ao Administrador

(i) poderá ser feito por intermédio de um mandatário, expressamente designado por este para tal fim, por meio de depósito em conta corrente do mandatário, e (ii) deverá ser

4.4.1. The Advance to the Officer (i) may be made through an attorney-in- fact, expressly appointed by the latter for such purpose, by means of a deposit into the current account of the attorney-

in-fact, and (ii) shall be accompanied by

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acompanhado de um compromisso de devolução do Adiantamento à Companhia ou às suas Subsidiárias atualizados monetariamente com base na variação positiva do IPCA-IBGE (ou índice substituto) no período, se restar comprovado que o Administrador não possui direito a ser indenizado sob este Contrato. Quaisquer reembolsos pela Companhia ou por suas Subsidiárias e compromissos de devolução do Adiantamento pelo Administrador de acordo com esta cláusula deverão ser feitos sem qualquer exigência de garantias ou incidência de juros.	a commitment to return the Advance to the to the Company or its Subsidiaries adjusted for inflation based on the positive variation in the IPCA-IBGE (or a substitute index) in the period, if it is proven that the Officer has no right to be indemnified under this Agreement. Any reimbursements by the Company or its Subsidiaries and commitments to return the Advance by the Officer in accordance with this section shall be made without any requirement of guarantees or application of interest.
4.4.2. O Administrador reembolsará a Companhia de todos os Adiantamentos efetuados de acordo com esta Cláusula, no prazo máximo de 5 (cinco) dias úteis, a contar da data de término dos efeitos da constrição ou indisponibilidade sobre os seus bens, direitos ou valores, independentemente do resultado do Processo que deu origem ao bloqueio. Caso o término dos efeitos da constrição ou indisponibilidade seja apenas parcial, o reembolso dos Adiantamentos a ser realizado pelo Administrador também deverá ser parcial, seguindo a mesma proporção do término dos efeitos da constrição ou indisponibilidade.	4.4.2. The Officer shall reimburse the Company for all Advances made in accordance with this Section, within a maximum period of 5 (five) business days, as of the date of termination of the effects of the freeze or blocking of its assets, rights, or funds, regardless of the result of the Proceedings that gave rise to the blocking. If the end of the effects of freezing or blocking is only partial, the reimbursement of the Advances to be made by the Officer shall also be partial, following the same proportion from the end of the effects of the freeze or blocking.

4.5. Acordos. A eventual celebração de acordos extrajudiciais, judiciais, termos de compromisso ou de ajustamento de conduta, ou qualquer outro tipo de acordo ou transação, por parte do Administrador, no âmbito ou decorrente de um Processo, somente ensejará ao Administrador a indenização estabelecida neste Contrato caso a

Companhia tenha consentido,

4.5. Settlements. Any execution of extrajudicial or judicial settlements, consent orders, or consent decrees, or any other type of agreement or transaction, on the part of the Officer, within the scope of or arising from a Proceeding, shall only entitle the Officer to the indemnity established in this Agreement if the Company has previously consented in writing to the

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previamente e por escrito, com os termos e condições de tais acordos, termos ou transações, e não estará sujeita ao limite previsto na Cláusula 2.3.	terms and conditions of such settlements, consent orders, or consent decrees, and shall not be subject to the limit set forth in Clause 2.3.
Cláusula Quinta Análise do Pedido do Administrador	Section Five Analysis of Officer’s Request
5.1. Avaliação Interna. Após o recebimento de uma Comunicação do Administrador, a Companhia iniciará uma avaliação interna a ser coordenada pelo Comitê de Indenidade (conforme definido abaixo) para determinar se as Despesas são decorrentes de ato regular de gestão praticado pelo Administrador no exercício de suas atribuições e que nenhuma das hipóteses de isenção de responsabilidade da Companhia previstas neste Contrato é aplicável ao caso.	5.1. Internal Evaluation. After receiving a Notice from the Officer, the Company shall initiate an internal evaluation to be coordinated by the Indemnification Committee (as defined below) to determine whether the Expenses are due to a regular act of management performed by the Officer in the exercise of his duties and that none of the scenarios for exemption of the Company's liability provided for in this Agreement is applicable to the case.
5.1.1. O comitê de indenidade será formado para cada caso específico e será composto por executivos que representem as áreas (i) Jurídica, (ii) Auditoria Interna, (iii) Compliance, e (iv) Tesouraria da Companhia (“Comitê de Indenidade”).	5.1.1. The indemnification committee shall be established for each specific case and shall consist of executives representing the (i) Legal, (ii) Internal Audit, (iii) Compliance and (iv) Treasury departments of the Company (the “Indemnification Committee”).
5.1.2. O Comitê de Indenidade poderá contar com a assessoria de consultores terceiros independentes para auxiliar nessa determinação, caso se faça necessário.	5.1.2. The Indemnification Committee may rely on the advice of independent third-party consultants to assist in this determination, if necessary.

5.2. Aprovação das Despesas. De modo a mitigar o risco de eventual conflito de interesse, fica definido que a conclusão da avaliação interna deverá ser devidamente formalizada em parecer e ser encaminhada para aprovação do

5.2. Approval of Expenses. In order to mitigate the risk of any conflicts of interest, it is defined that the conclusion of the internal evaluation shall be duly formalized in an opinion and submitted for approval by the Company’s

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órgão de governança competente da Companhia, conforme abaixo:	competent governance body, as follows:
(i) caberá ao Conselho de Administração da Companhia, por maioria de seus membros, aprovar as Despesas caso o Processo envolva qualquer membro da administração da Companhia ou das suas Subsidiárias.	(i) it shall be incumbent upon the Board of Directors of the Company, by a majority of its members, to approve the Expenses should the Proceedings involve any member of the management of the Company or of its Subsidiaries.
(ii) caberá à Assembleia Geral Extraordinária, por maioria de votos dos presentes, aprovar as Despesas caso os atos praticados relativamente ao Processo envolvam (i) mais da metade dos administradores da Companhia ou de cada uma das suas Subsidiárias; (ii) mais da metade dos membros do Conselho de Administração da Companhia ou de cada uma das suas Subsidiárias, conforme aplicável, ou (iii) caso haja divergência entre o voto da maioria dos membros do Conselho de Administração da Companhia, nos termos da Cláusula 5.2(i) acima, e o parecer de avaliação interna.	(i) it shall be incumbent on the Extraordinary General Meeting, by majority of votes of those present, to approve the Expenses in the event that the acts carried out in relation to the Proceedings involve (i) more than half of the Company’s officers and directors or each of its Subsidiaries; (ii) more than half of the members of the Company’s Board of Directors or each of its Subsidiaries, as applicable, or (iii) in case of divergence between the vote of the majority of the members of the Company's Board of Directors, under the terms of Section 5.2(i) above, and the opinion from the internal evaluation.
5.2.1. Fica vedada a participação do Administrador nas reuniões ou discussões que versarem sobre a aprovação do pagamento de Despesas em seu favor e de que trata este Contrato, em observância ao disposto no artigo 156 da Lei das S.A.	5.2.1. The participation of the Officer in the meetings or discussions concerning approval of the payment of Expenses on his behalf and dealt with in this Agreement is prohibited, in compliance with the provisions of article 156 of the Brazilian Corporations Law.
5.2.2. O parecer de avaliação interna e	5.2.2. The opinion from the internal
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a decisão do órgão societário competente acerca de um pedido de indenização deverão levar em conta a razoabilidade dos valores envolvidos, bem como todas as informações e documentos então disponíveis para avaliar o pedido de indenização das Despesas formulado pelo Administrador, incluindo as razões pelas quais o respectivo ato de gestão está abrangido ou não por este Contrato.	evaluation and the decision of the competent corporate body regarding a request for indemnification shall take into account the reasonableness of the amounts involved, as well as all the information and documents then available to evaluate the request for indemnification of Expenses made by the Officer, including the reasons why the respective act of management is covered or is not covered by this Agreement.
5.2.3. Uma vez que haja manifestação favorável do órgão societário competente nos termos das Cláusulas acima, os pedidos subsequentes ao pedido inicial de indenização de Despesas razoáveis, alinhadas às práticas de mercado e estritamente relacionadas ao Processo analisado deverão ser analisadas exclusivamente pelo Comitê de Indenidade ou pelo Conselho de Administração, na hipótese de conflito de interesses de mais de um membro do Comitê de Indenidade.	5.2.3. Once there is a favorable response from the competent corporate body under the terms of the Sections above, the claims subsequent to the initial request for indemnification of reasonable expenses, aligned with market practices and strictly related to the Proceedings analyzed, shall be reviewed exclusively by the Indemnification Committee or by the Board of Directors, in the event of a conflict of interest of more than one member of the Indemnification Committee.

5.2.4. O parecer da avaliação interna e a decisão do órgão societário competente poderão ser revistos a qualquer tempo, desde que sejam identificadas informações ou fatos novos que possam substancial e comprovadamente alterar a decisão já tomada em favor ou prejuízo do Administrador. A identificação de tais informações ou fatos novos deverá ser objeto de parecer a ser emitido por escritório de advocacia a ser escolhido pela Companhia, o qual deverá ser considerado na respectiva revisão do parecer de avaliação interna e decisão

5.2.4. The opinion from the internal evaluation and the decision by the competent corporate body may be reviewed at any time, provided that new information or facts are identified that may substantially and demonstrably alter the decision already reached in favor of or against the Officer. The identification of such information or new facts shall be subject to an opinion to be issued by a law firm to be chosen by the Company, which shall be considered in the respective review of the opinion from the internal evaluation and decision by the competent corporate

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do órgão societário competente emitidos anteriormente.	body previously issued.
5.2.5. Em todo caso, na hipótese de a decisão da Companhia ser pela não indenização das Despesas ao Administrador em relação a um Processo, tal decisão poderá ser revista em caso de decisão final irrecorrível absolvendo o Administrador em tal Processo ou em Processo movido estritamente para fins de revisão da decisão final que condenou o Administrador.	5.2.5. In any case, in the event that the Company’s decision is to not indemnify the Officer for the expenses incurred in relation to a Proceeding, such decision may be reviewed in the event of a final unappealable decision absolving the Officer from such Proceeding, or in a Proceeding brought strictly for the purpose of reviewing the final decision finding the Officer liable.

5.3. Prazo de Pagamento das Despesas. O procedimento previsto nas Cláusulas

5.1 e 5.2 deverá ser concluído em até

30 (trinta) dias, contados do recebimento pela Companhia da Comunicação do Administrador, podendo tal prazo de análise ser prorrogado, justificadamente, por igual período, exceto nos casos das Cláusulas

4.3.1 e 4.4, em que o procedimento descrito acima deverá ser concluído em caráter emergencial nos prazos nelas previstos, desde que não seja necessária a realização de uma Assembleia Geral Extraordinária e sem prejuízo de avaliação adicional posterior. Caso a conclusão da avaliação interna e a decisão do órgão societário competente seja pela indenização das Despesas, a Companhia efetuará, ou fará com que suas Subsidiárias efetuem, o pagamento das Despesas ao Administrador ou a pessoa por ele indicada para tal fim, ou em benefício do Administrador, no prazo de (i) 10 (dez) dias úteis após a conclusão do previsto nas Cláusulas 5.1 e 5.2, exceto nos casos das Cláusulas 4.3.1 e 4.4, em que

5.3. Deadline for Payment of Expenses. The procedure provided for in Sections

5.1 and 5.2 shall be completed within 30 (thirty) days of receipt by the Company of the Notice from the Officer, and such review period may be extended, justifiably, for an equal period, except in cases of Clauses 4.3.1 and 4.4, in which the procedure described above shall be completed as an emergency within the deadline established in such clauses, as long as an Extraordinary General Meeting is not required and without prejudice of an additional subsequent evaluation. If the completion of the internal evaluation and the decision by the competent corporate body is in favor of indemnification of the Expenses, the Company shall carry out, or cause its Subsidiaries to carry out, payment of the Expenses to the Officer or the person he has appointed for this purpose or for the benefit of the Officer, within (i) 10 (ten) business days of completion of that provided for in Sections 5.1 and 5.2, except in cases of Clauses 4.3.1 and 4.4, in which the payment shall be made according to the deadline established in

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o pagamento deverá ser feito nos prazos nelas previstos, ou (ii) de acordo com o prazo estabelecido no Processo, se tal prazo for superior ao prazo estabelecido no item “i” desta Cláusula.	such clauses, or (ii) in accordance with the time limit established in the proceedings, if such time limit exceeds the time limit established in item "i" of this Section.

5.4. Devolução de Despesas. Caso (i) a Companhia determine que o Processo decorreu de qualquer ato praticado ou conduta adotada pelo Administrador que se enquadre em qualquer uma das hipóteses excludentes do direito de indenidade previstas neste Contrato, inclusive mediante revisão de decisão já adotada pela avaliação interna e pelo órgão societário competente, nos termos da Cláusula 5.2.4., ou (ii) uma vez finalizado o Processo mediante decisão final irrecorrível, conforme o caso, venha a restar determinado que o Processo decorreu de qualquer ato praticado ou conduta adotada pelo Administrador que se enquadre em qualquer uma das hipóteses excludentes do direito de indenidade previstas neste Contrato, o Administrador deverá, no prazo de até 10 (dez) dias úteis após o recebimento de comunicação da Companhia, reembolsar a Companhia pelas Despesas que lhe tenham sido antecipadas ou pagas, atualizadas monetariamente desde a data do respectivo desembolso pela Companhia até a data do seu efetivo reembolso pelo Administrador, com base na variação positiva do IPCA-IBGE (ou índice substituto) no período, sem prejuízo de eventual ação de responsabilidade a ser proposta pela Companhia nos termos da

Lei das S.A.

5.4. Return of Expenses. If (i) the Company determines that the Proceeding resulted from any act or conduct adopted by the Officer that falls under any of the events causing exclusion of the right to indemnification provided for in this Agreement, including through review of a decision already adopted by the internal evaluation and the competent corporate body in accordance with Section 5.2.4., or (ii) once the Proceeding has received a final and unappealable decision on the matter, as the case may be, it comes to be determined that the Proceedings resulted from any act or conduct adopted by the Officer that falls under any of the scenarios excluding the right to indemnification provided for in this Agreement, the Officer shall, within a period of up to 10 (ten) business days after receiving notice from the Company, reimburse the Company for the Expenses that have been advanced or paid, adjusted for inflation as of the date of the respective disbursement by the Company until the date of its effective reimbursement by the Officer, based on the positive variation of the IPCA-IBGE index (or substitute index) in the period, without prejudice to any action for liability to be filed by the Company under the terms of Brazilian

Corporations Law.

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Cláusula Sexta Prazo De Vigência	Section Six Term
6.1. Prazo de Vigência. Este Contrato e as obrigações de manter indene e de indenizar, e de fazer com que as suas Subsidiárias mantenham indene e indenizem, assumidas pela Companhia neste Contrato permanecerão em pleno vigor e efeito (i) desde que qualquer Processo, em relação ao qual o Administrador tenha direito a ser mantido indene ou indenizado, seja iniciado em face do Administrador dentro do prazo de prescrição aplicável, mesmo que o Administrador não mais exerça o cargo para o qual foi eleito na Companhia, até que tal Processo seja definitivamente encerrado e as Despesas a serem pagas pela Companhia, ou por suas Subsidiárias, conforme aplicável, sejam plenamente satisfeitas e (ii) enquanto o Valor Limite Global previsto na Cláusula 2.3 acima não tiver sido alcançado.	6.1. Term. This Agreement and the obligations to hold harmless and indemnify, and to cause its Subsidiaries to hold harmless and indemnify, assumed by the Company in this Agreement shall remain in full force and effect (i) provided that any Proceeding, in relation to which the Officer is entitled to be held harmless or indemnified, is brought against the Officer within the applicable statute of limitations period, even if the Officer no longer holds the office for which he was elected at the Company, until such Proceeding is definitively closed and the Expenses to be paid by the Company, or its Subsidiaries, as applicable, are fully satisfied and (ii) as long as the Maximum Global Cap provided for in Clause 2.3 above has not been reached.
Cláusula Sétima Seguro D&O	Section Seven D&O Insurance

7.1. Seguro D&O. Sem prejuízo do quanto disposto neste Contrato, as Partes devem primeiramente usar esforços comercialmente razoáveis para buscar, tanto quanto legalmente possível, a completa indenização das Despesas do Administrador no âmbito do seguro de responsabilidade civil de administradores contratado pela Companhia ("Seguro D&O") antes de indenizar o Administrador, nos termos deste Contrato. Nos casos previstos nas Cláusulas 4.3.1 e 4.4, basta que o

Seguro D&O seja acionado para que o

7.1. D&O Insurance. Notwithstanding the provisions of this Agreement, the Parties shall first use commercially reasonable efforts to seek, to the fullest extent legally possible, compensation for Officers and Directors' Expenses under the officers and directors’ insurance purchased by the Company ("D&O Insurance") before indemnifying the Officer pursuant to this Agreement. In the cases established in Clauses 4.3.1 and 4.4, the activation of the D&O Insurance will be considered enough for the Officer to be able to receive the

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Administrador faça jus aos Adiantamentos ali previstos. Nos demais casos, deverá ser observada a cláusula

2.1.4. O Administrador deverá sempre coordenar previamente com a Companhia a realização de qualquer reclamação ou o fornecimento de qualquer informação ou documento à respectiva seguradora ou corretora.

Advances provided therein. In other cases it shall be observed the dispositions of clause 2.1.4. The Officer shall always coordinate in advance with the Company the making of any claim or the supply of any information or document to the respective insurance company or broker.
7.1.1. No caso de uma indenização ou um adiantamento vir a ser disponibilizado pela seguradora após qualquer indenização ou adiantamento ter sido feito pela Companhia ou por suas Subsidiárias, conforme aplicável, ao Administrador (ou para terceiros em seu nome) em relação a qualquer Processo, então (i) na medida do possível, as Partes deverão solicitar à seguradora que a indenização ou o adiantamento no âmbito do seguro seja feito diretamente à Companhia, ou (ii) no caso de o Administrador (ou terceiro em seu nome) receber diretamente a indenização ou o adiantamento no âmbito do Seguro D&O, o Administrador deverá, no prazo de até 10 (dez) dias úteis, reembolsar a Companhia em montante equivalente ao montante efetivamente por ele recebido da respectiva seguradora.	7.1.1. In the event that an indemnity or advance payment is made by the insurance company after any indemnity or advance payment has been made by the Company or its Subsidiaries, as applicable, to the Officer (or to third parties on his behalf) in relation to any Proceeding, then (i) to the extent possible, the Parties shall request of the insurance company that the indemnity or advance payment within the scope of the insurance be made directly to the Company, or (ii) in the event that the Officer (or third parties on his behalf) directly receives the indemnity or advance payment under the D&O Insurance, the Officer shall, within 10 (ten) business days, reimburse the Company in an amount equivalent to the amount actually received by him from the respective insurance company.
Cláusula Oitava Disposições Gerais	Section Eight General Provisions

8.1. Gross-Up. Toda e qualquer Despesa paga ao Administrador ou a pessoa por ele indicada para tal fim, será paga sem qualquer dedução fiscal ou retenção na fonte, a menos que exigido pela lei. Se determinada dedução fiscal ou retenção na fonte for exigida pela legislação

8.1. Gross-Up. Any and all Expenses paid to the Officer or the person he appointed for this purpose shall be paid without any tax deduction or withholding, unless required by law. If a certain tax deduction or withholding is required by applicable laws and

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aplicável, a Companhia deverá pagar, ou fazer com que suas Subsidiárias paguem ao Administrador, ou a pessoa por ele indicada, montante que, após a dedução ou retenção fiscal aplicável, resulte no recebimento pelo Administrador (ou pelo terceiro) do mesmo valor que o Administrador (ou terceiro) teria o direito de receber na ausência de qualquer dedução fiscal ou retenção na fonte.	regulations, the Company shall pay, or cause its Subsidiaries to pay, to the Officer, or the person designated by him, an amount which, after the applicable tax deduction or withholding, would result in the Officer (or third party) receiving the same amount as the Officer (or third party) would be entitled to receive in the absence of any tax deduction or withholding.
8.2. Sub-Rogação. Sempre que a Companhia realizar o pagamento de uma Despesa, ela ficará automaticamente sub-rogada no direito do Administrador de receber qualquer ressarcimento, inclusive decorrente do Seguro D&O, conforme aplicável.	8.2. Sub-Rogation. Whenever the Company makes payment of an Expense, it shall automatically be subrogated in the right of the Officer to receive any compensation, including that arising from D&O Insurance, as applicable.
8.3. Efeito Vinculante. Este Contrato obriga as Partes, assim como os seus sucessores (incluindo qualquer sucessor direto ou indireto por compra, fusão, consolidação ou de outra forma para todos ou substancialmente todos os negócios ou ativos da Companhia), cônjuges e herdeiros, a qualquer título.	8.3. Binding Effect. This Agreement binds the Parties, as well as their successors (including any direct or indirect successors due to purchase, merger, consolidation, or otherwise for all or substantially all of the business or assets of the Company), spouses, and heirs, on any account.
8.4. Autonomia das Disposições. Na hipótese de qualquer disposição deste Contrato vir a ser considerada nula de pleno direito ou ineficaz, as demais disposições continuarão a vincular as Partes, devendo as mesmas, de boa-fé, acordar na substituição das disposições nulas ou ineficazes de forma a atingir os objetivos ali pretendidos.	8.4. Severability. In the event that any provision of this Agreement comes to be considered null and void by operation of law or ineffective, the other provisions shall continue to bind the Parties and the Parties shall, in good faith, agree to replace the null and void provisions in order to achieve the objectives intended therein.
8.5. Renúncia. O fato de qualquer Parte deixar de exigir, a qualquer tempo, o cumprimento do disposto no presente Contrato ou deixar de cumprir ou	8.5. Waiver. The failure of either Party at any time to enforce the provisions of this Agreement or to perform or exercise any obligation or right under this
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exercer alguma obrigação ou direito nele previsto, não implicará em novação ou renúncia dos direitos e obrigações aqui estabelecidos.	Agreement shall not imply novation or waiver of the rights and obligations set forth herein.
8.6. Aditamento. Qualquer alteração ou modificação a este Contrato somente poderá ser feita ou obrigará as Partes se feita por escrito e mediante termo aditivo expresso, devidamente assinado por todas as Partes.	8.6. Amendment. Any amendment or modification to this Agreement may only be performed or bind the Parties if done in writing and by an express instrument of amendment duly signed by all Parties.
8.7. Divulgação. O Administrador aceita e reconhece que os termos deste Contrato poderão ser divulgados pela Companhia nos termos da regulamentação aplicável da Comissão de Valores Mobiliários (CVM).	8.7. Disclosure. The Officer accepts and acknowledges that the terms of this Agreement may be disclosed by the Company under the applicable regulations of the Brazilian Securities and Exchange Commission (CVM).
Cláusula Nona Lei Aplicável e Foro	Section Nine Governing Law and Jurisdiction
9.1. Lei Aplicável e Idioma. Este Contrato é regido e deve ser interpretado de acordos com as leis da República Federativa do Brasil. As Partes deverão assinar, simultaneamente, uma versão em português e uma versão em inglês deste Contrato, e a versão em português deverá prevalecer para todos os fins e efeitos.	9.1. Governing Law and Language. This Agreement is governed by and shall be construed in accordance with the laws of the Federative Republic of Brazil. The Parties shall simultaneously execute a Portuguese and an English version of this Agreement, and the Portuguese version shall prevail for all purposes and effects.

9.2. Resolução de Disputas. Quaisquer controvérsias, litígios, questões ou divergências de qualquer natureza relacionados a este Contrato, envolvendo qualquer das Partes serão resolvidos em arbitragem conduzida na língua portuguesa, nos termos do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado – CAM (“Regulamento”), de acordo com a Lei

nº 9.307, de 23 de setembro de 1996,

9.2. Dispute Resolution. Any doubts or disputes of any nature in relation to this Agreement involving any of the Parties will be resolved through arbitration conducted in Portuguese, in accordance with the Arbitration Regulation of the Market Arbitration Panel (Câmara de Arbitragem do Mercado – CAM) (“Regulation”), in accordance with Law nº 9,307, of September 23, 1996, as amended (“Law 9,307”).

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conforme aditada (“Lei 9.307”).
9.2.1 O tribunal arbitral deverá ser composto por 3 (três) árbitros, sendo que cada uma das Partes poderá indicar um árbitro e ambos os árbitros indicados nomearão em conjunto e por mútuo acordo o terceiro árbitro, o qual presidirá o tribunal arbitral.	9.2.1 The arbitration tribunal will be composed by three (3) arbitrators and each of the Parties may nominate one arbitrator and both nominated arbitrators will jointly and in mutual agreement nominate the third arbitrator, which will preside the arbitration tribunal.
9.2.2 A arbitragem terá sede na cidade de São Paulo, Estado de São Paulo, local em que será proferida a sentença arbitral. A arbitragem deverá ser conduzida de forma confidencial, e será de direito, aplicando-se as regras e princípios do ordenamento jurídico da República Federativa do Brasil, sendo vedado julgamento por equidade.	9.2.2 The arbitration will take place in the city of São Paulo, State of São Paulo, where the arbitral decision will be rendered. The arbitration will be conducted confidentially and will rely on the rules of law and principles of the legal order of the Federative Republic of Brazil, not being allowed judgment by equity.
9.2.3. Cada parte pagará a sua parte das despesas da arbitragem ao longo do curso da arbitragem, na forma do Regulamento. Na sentença arbitral, o tribunal deverá determinar se as despesas incorridas pelas partes envolvidas nos procedimentos de arbitragem instalado deverão ser pagas pela parte vencida, conforme proporção determinada na sentença arbitral.	9.2.3 Each party will pay its share of the arbitration expenses as provided in the Regulation. In the arbitral decision, the tribunal must determine if the expenses incurred by the parties involved in the arbitration proceedings will be paid by the losing party, in accordance with the proportion determined in the arbitral decision.

9.2.4 As Partes elegem o foro da Comarca de São Paulo apenas com o propósito de (i) compelir o início da arbitragem; (ii) pleitear medidas urgentes com vistas a salvaguardar direito previamente ao início da arbitragem, não representando tais medidas qualquer renúncia à escolha da arbitragem pelas Partes; e (iii) qualquer outra medida judicial permitida pela Lei

9.307.

9.2.4 The Parties elect the courts of the City of São Paulo, State of São Paulo, are elected, only with the purpose of (i) compel the beginning of the arbitration;

(ii) request urgent measures to preserve rights before the beginning of the arbitration and those measures not representing a waiver to the choice of arbitration by the Parties; and (iii) any judicial measure allowed by Law 9,307.

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E, por estarem assim justas e contratadas, as Partes firmam o presente Contrato, em 2 (duas) vias de igual forma e teor, para um só efeito, na presença das 2 (duas) testemunhas abaixo indicadas.	In witness whereof, the Parties sign this Agreement in two (2) counterparts of like form and content, for one sole purpose, in the presence of the two (2) witnesses indicated below.
São Paulo, [data]	São Paulo, [date]
[restante da página intencionalmente deixado em branco]	[remainder of page intentionally left blank]
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[Página de assinaturas do Contrato de Indenidade celebrado por [] e [] em [data]]	[Signature page of the Indemnification Agreement entered into by [] and [] on [date]]

[]

[]

Testemunhas / Witnesses:

Nome / Name:	Nome / Name:
CPF:	CPF:

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.